Exhibit 99.4

JDS Uniphase Corporation

Proposed Stock Option Exchange Program FAQ

September 25, 2009

Why has the Company decided on these particular terms for the exchange?

We believe that the elements of our proposed exchange implement some of the best practices of an exchange program for companies like us and that our stockholders should support the exchange program. These elements include excluding our directors and certain of our executive officers (known as Named Executive Officers, or “NEOs” and listed in our Proxy) from participating in the program, exchanging new restricted stock units (“RSU”) or options with a fair value approximately equal as of their grant date to the fair value of the of the surrendered options and including only options with an exercise price greater than or equal to the highest per share trading price of our stock in the 52 weeks prior to the start of the exchange program, or a higher price, at the discretion of the Board of Directors. We have included these elements, along with other elements that we believe make the most sense for our employees, the company and our stockholders in the overall terms of the exchange program.

Why are we exchanging options for RSUs?

Two years ago, we changed the program of equity compensation offered to our employees by introducing the grant of RSUs. We made this change at least in part to reduce the impact of stock price fluctuation on the equity awards granted to incentivize the contributions of our employees. Exchanging currently outstanding options for RSUs (or a lesser number of options, under certain limited circumstances) is consistent with our current compensation approach and provides value for employees whose options are significantly underwater.

Why might this seem different than the approach some other companies are taking?

As a publicly traded company, we are subject to very specific regulatory requirements about how to structure and execute an option exchange. In addition, an option exchange is subject to the legal and regulatory requirements in each of the countries where it is offered. Our proposed exchange requires stockholder approval at our annual stockholders’ meeting on November 11, 2009. Some publicly traded companies may have more flexibility in the approach they take towards an option exchange if the voting shares of the company are concentrated in a few stockholders and/or if their share plans do not require stockholder approval for an option exchange. That is not the case for our company. Our voting shares are widely held and we are required to obtain stockholder approval for the amendment of our equity compensation plans to implement the proposed option exchange. In addition to following the appropriate regulatory guidelines, we have structured a program that we believe makes the most sense for our employees, the company and our stockholders.

Why are options being exchanged at approximately their fair value?

The elements of our proposed exchanged, including delivering new RSUs or options with a fair value approximately equal as of their grant date to the fair value of the of the surrendered options, are considered best practices in implementing an exchange that stockholders can support. We have taken these guidelines and what we believe makes the most sense for employees, the company and our stockholders into account in setting the terms of the exchange. Keep in mind that this value comparison is of the “fair value” for accounting purposes of the surrendered options and new RSUs or options. Because underwater options are being surrendered for RSUs, the new RSUs will have “in the money” value (subject to vesting) as compared to no “in the money” value for the surrendered options. Any new options granted under the exchange program will be granted at the fair value as of the date of grant.

Does this mean the company is less bullish about our future, and the performance of our stock?

Absolutely not. We believe we are a strong company with a strong future. This proposed exchange recognizes that some option grants are significantly underwater due to the significant decline in our stock price in light of the global financial and economic downturn and changes over the last several years in equity market dynamics relative to our sector. As a result, we do not believe that the old option grants deliver the value to our employees that we intended to provide to them at the time they were granted, nor do they deliver to the company and our stockholders sufficient value for the expense we must record over their vesting periods. The option exchange is intended to enhance our employee retention efforts and give many of our employees the opportunity to decide whether it makes sense to exchange certain options and realign portions of their equity compensation with current market conditions.

What should I do?

Right now, there is nothing you need to do. The next step is consideration by our stockholders of the proposed exchange at our annual stockholders’ meeting on November 11, 2009. Assuming our stockholders approve the amendments necessary to permit the option exchange program, we have up to a year (November 2010) to set a date and begin the exchange. If the Board of Directors determines to move forward with the exchange program and a date is set to begin the exchange, eligible employees will receive detailed information, providing them with information so that they can make an informed decision on whether to participate in the exchange program.

Key legal disclosure

The option exchange described in this communication has not yet commenced. The Company will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, or SEC, upon the commencement of the option exchange. Persons who are eligible to participate in the option exchange should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the option exchange.

In connection with the proposal to be voted on by the Company’s stockholders to approve the option exchange program discussed in this communication, the Company has filed a definitive proxy statement with the SEC and intends to file other relevant materials with the SEC, as appropriate. Our stockholders are urged to read such materials as and when they become available and before making any voting decision regarding the option exchange because they will contain important information about the proposal to be voted on by stockholders with respect to the option exchange.

Our stockholders and option holders will be able to obtain the written materials described above and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, stockholders and option holders may obtain free copies of the documents filed by the Company with the SEC by directing a written request to: JDS Uniphase Corporation, 430 North McCarthy Boulevard, Milpitas, California 95035, Attention: Investor Relations.